

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Shameze Rampertab
Chief Financial Officer
Zomedica Pharmaceuticals Corp.
100 Phoenix Drive, Suite 180
Ann Arbor, Michigan, 48108

> **Re: Zomedica Pharmaceuticals Corp.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2020**
> **File No. 333-239278**

Dear Mr. Rampertab :

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jason L. Drory at 202-551-8342 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: John D. Hogoboom